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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Guinn, Donald E. (Last) (First) (Middle)		The Dial Corporation (DL)

	15501 N. Dial Boulevard Suite 2212 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			1/23/2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Scottsdale, AZ 85260 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	The Dial Corporation Common Stock													16,381.00		I		By Family Trust (1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Phantom Stock Units		1-for-1		1/23/2003				A			15.25

	Options-Right To Buy		14.4250

	Options-Right To Buy		14.4250

	Options-Right To Buy		13.5000

	Options-Right To Buy		13.9000

	Options-Right To Buy		12.3500

	Options-Right To Buy		14.4250

	Options-Right To Buy		14.0500

	Options-Right To Buy		14.4100

	Options-Right To Buy		16.4150

	Options-Right To Buy		17.0950

	Options-Right To Buy		16.8700

	Options-Right To Buy		17.7500

	Options-Right To Buy		12.8750

	Options-Right To Buy		12.8438

	Options-Right To Buy		11.4063

	Options-Right To Buy		10.6563

	Options-Right To Buy		10.2500

	Options-Right To Buy		10.8125

	Options-Right To Buy		9.2286

	Options-Right To Buy		11.1531

	Options-Right To Buy		11.9108

	Options-Right To Buy		13.3750

	Options-Right To Buy		16.5313

	Options-Right To Buy		23.1563

	Options-Right To Buy		27.0000

	Options-Right To Buy		10.8438

	Options-Right To Buy		22.9688

	Options-Right To Buy		22.1875

	Options-Right To Buy		14.7813

	Options-Right To Buy		14.1563

	Options-Right To Buy		19.7800

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(2)			The Dial Corporation Common Stock	15.26				7,576.93		D

	(3)	06/07/2011		The Dial Corporation Common Stock					6,200.00		D

	(4)	06/07/2011		The Dial Corporation Common Stock					6,200.00		D

	(5)	01/26/2011		The Dial Corporation Common Stock					2,400.00		D

	(5)	03/07/2011		The Dial Corporation Common Stock					800.00		D

	(5)	04/23/2011		The Dial Corporation Common Stock					200.00		D

	(5)	06/07/2011		The Dial Corporation Common Stock	2,300.00				2,300.00		D

	(5)	07/09/2011		The Dial Corporation Common Stock					500.00		D

	(5)	07/23/2011		The Dial Corporation Common Stock					200.00		D

	(5)	08/01/2011		The Dial Corporation Common Stock					1,800.00		D

	(5)	08/24/2011		The Dial Corporation Common Stock					300.00		D

	(5)	08/28/2011		The Dial Corporation Common Stock					200.00		D

	(5)	10/12/2011		The Dial Corporation Common Stock					1,900.00		D

	(5)	08/04/2010		The Dial Corporation Common Stock					2,900.00		D

	(5)	08/07/2010		The Dial Corporation Common Stock					300.00		D

	(5)	08/10/2010		The Dial Corporation Common Stock					400.00		D

	(5)	08/22/2010		The Dial Corporation Common Stock					400.00		D

	(5)	09/01/2010		The Dial Corporation Common Stock					700.00		D

	(5)	10/13/2010		The Dial Corporation Common Stock					3,100.00		D

	(3)	08/18/2003		The Dial Corporation Common Stock					1,961.00		D

	(3)	08/17/2004		The Dial Corporation Common Stock					9,899.00		D

	(3)	08/16/2005		The Dial Corporation Common Stock					11,961.00		D

	(3)	08/15/2006		The Dial Corporation Common Stock					13,400.00		D

	(3)	08/08/2007		The Dial Corporation Common Stock					5,500.00		D

	(3)	08/20/2008		The Dial Corporation Common Stock					3,900.00		D

	(3)	08/19/2009		The Dial Corporation Common Stock					3,300.00		D

	(3)	08/17/2010		The Dial Corporation Common Stock					8,300.00		D

	(5)	01/06/2010		The Dial Corporation Common Stock					100.00		D

	(5)	01/20/2010		The Dial Corporation Common Stock					1,400.00		D

	(5)	02/28/2010		The Dial Corporation Common Stock					700.00		D

	(5)	05/31/2010		The Dial Corporation Common Stock					2,300.00		D

	(3)	06/06/2012		The Dial Corporation Common Stock					4,600.00		D

Explanation of Responses:

1. Stock held in family trust with reporting individual and spouse as trustees.

2. On January 23, 2003, the reporting person acquired 15.25 phantom stock units at a price of $19.83 as a result of the dividend payment under the Corporations Directors Deferred Compensation Plan.

3. Annual stock option award granted pursuant to the 1996 Stock Incentive Plan. 50% of the options are exercisable one year after grant and 100% exercisable two years after grant.

4. Refresher stock option award granted after each successive five years of service pursuant to the 1996 Stock incentive Plan. 50% of the options are exercisable one year after grant and 100% exercisable two years after grant.

5. Granted in lieu of payment of Board of Directors annual retainers and meeting fees. Options are 100% vested on the date of grant.

/s/ Dianne B. Stoehr Attorney-In-Fact	1-27-03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.